Exhibit (12)(a)

M&T Bank Corporation

Computations of Consolidated Ratios of Earnings to Fixed Charges

(Dollars in thousands)

	Three Months Ended March 31			Year Ended December 31
	2012		2011	2011	2010	2009	2008	2007
Excluding interest on deposits

Fixed charges:
Interest expense (excluding interest on deposits)		$61,518	59,773	244,896	274,584	347,166	671,946	735,257
Interest factor within rent expense (a)		9,069	7,816	34,341	31,565	29,670	24,618	21,608

Total fixed charges		70,587	67,589	279,237	306,149	376,836	696,564	756,865

Earnings:
Income before income taxes		308,417	308,653	1,224,600	1,092,789	519,291	739,779	963,537
Fixed charges		70,587	67,589	279,237	306,149	376,836	696,564	756,865

Total earnings		$379,004	376,242	1,503,837	1,398,938	896,127	1,436,343	1,720,402

Ratio of earnings to fixed charges, excluding interest on deposits	x	5.37	5.57	5.39	4.57	2.38	2.06	2.27

Including interest on deposits

Fixed charges:
Interest expense		$93,706	98,679	402,331	462,269	669,449	1,337,795	1,694,576
Interest factor within rent expense (a)		9,069	7,816	34,341	31,565	29,670	24,618	21,608

Total fixed charges		102,775	106,495	436,672	493,834	699,119	1,362,413	1,716,184

Earnings:
Income before income taxes		308,417	308,653	1,224,600	1,092,789	519,291	739,779	963,537
Fixed charges		102,775	106,495	436,672	493,834	699,119	1,362,413	1,716,184

Total earnings		$411,192	415,148	1,661,272	1,586,623	1,218,410	2,102,192	2,679,721

Ratio of earnings to fixed charges, including interest on deposits	x	4.00	3.90	3.80	3.21	1.74	1.54	1.56

(a)	The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.